UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

  X    Form 10K
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For Period Ended: December 31, 1998

PART I - REGISTRANT INFORMATION

Master Realty Properties, Inc.
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Full Name of Registrant:

Master Mortgage Investment Fund, Inc.
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Former Name If Applicable:

410 W. 8th Street
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Address of Principal Executive Office (street and number)

Kansas City, Missouri  64105
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or Expense and the registrant seeks relief pursuant to Rule 12b-25(b), the Following should be completed. (Check box if appropriate)

  ( (a)The reasons described in reasonable detail in Part III of this form
  (    could not be eliminated without unreasonable effort or expense;
  (
- ( (b)The subject annual report, semi-annual report, transition report on
X (    Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
- (    be filed on or before the fifteenth calendar day following the
  (    prescribed due date; or the subject quarterly report of transition
  (    report on Form 10-Q, or portion thereof will be filed on or before
  (    the fifth calendar day following the prescribed due date; and
  (
  ( (c)The accountant's statement or other exhibit required by Rule 12b-25c
  (    has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K could not be Filed within the prescribed time period.

We had difficulty in preparing the document for the EDGAR filing requirements due to the fact that it is the first time the electronic filing process has been processed internally.


The reason this form is late in being filed electronically is because we previously submitted the hard copy form via overnight delivery on Wednesday March 31, 1999. On Monday, April 5, 1999 we received a voice mail message from Eugene Johnson of the SEC stating that the form would not be accepted manually and it would only be accepted if it was filed electronically. Therefore, we are submitting this form electronically today, April 5, 1999.

Please note that the actual Form 10-K was filed electronically on Friday, April 2, 1999

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas H. Trabon              (816)474-9333
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     Name                       Telephone

(2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such Shorter period that the registrant was required to file such report(s) Been filed? If answer is no, identify report(s).

 X
---     ---
yes     no

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         X
---     ---
yes     no

      Master Realty Properties, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999        By: /s/ Thomas H. Trabon,
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                                Executive Vice President